UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-33-S

ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES

Filed under Section 33(e) of the
Public Utility Holding Company Act of 1935, as amended
For the fiscal year ended September 30, 2003
Filed Pursuant to the Public Utility Holding Company Act by

HYDRO-QUÉBEC
75 Rene-Levesque Blvd. West, Montreal, Canada H2Z 1A4

On behalf of

VERMONT GAS SYSTEMS, INC.
85 Swift Street South, Burlington, Vermont 05403

Hydro-Québec, an agent of the government of Québec and a company formed under the laws of the province of Québec, Canada, files this Form U-33-S on behalf of Vermont Gas Systems, Inc., a Vermont corporation ("Vermont Gas"). Vermont Gas is a public utility company under the Public Utility Holding Company Act of 1935, as amended (the "Holding Company Act"). Vermont Gas is an indirect subsidiary of Hydro-Québec, an exempt public utility holding company under the Holding Company Act, and an associate company of Hydro-Québec International inc., a foreign utility company under Section 33 of the Holding Company Act.

Item 1.    Identify each foreign utility company, state its location and business address, and describe the facilities it utilizes for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identify each system company that holds an interest in the company and describe the interest held.

Hydro-Québec International inc., ("HQI"), located at 75 Rene-Levesque Blvd. West, Montreal, Canada, H2Z 1A4, currently owns or operates, directly or indirectly, all or part of the following facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

A.    Australia

Directlink, an unincorporated joint venture, owns a 180 MW HVDC underground transmission line interconnecting the electricity grids of the Australian states of New South Wales and Queensland. The line is approximately 65 km long.

Murraylink Transmission General Partnership, a partnership, owns a 220 MW HVDC underground transmission line interconnecting the electricity grids of the Australian states of Victoria and South Australia. The line is approximately 180 km long.

B.    Chile

HQI Transelec Chile S.A., the largest transmission company in Chile, has 7,276 km of lines ranging from 66 kV to 500 kV.

HQI Transelec Norte S.A. owns an electric transmission system comprising approximately 747 km of transmission lines ranging from 66 kV to 345 kV located in Northern Chile.

C.    Asia

Hunan C.C. Power Ltd. owns the Qingshan Hydro Power Station, a 20 MW hydroelectric power plant in China.

Meiya Power Company Limited has an interest in twelve power generation projects in China, one in Taiwan and one in South Korea:

China

  Guangxi Rongjiang Meiya Company Ltd. and Guangxi Rongjiang Meiya Hydropower Company Ltd. own and operate the 54 MW Fushi Hydropower Facility, located in the Liuzhou Prefecture, People's Republic of China ("PRC").

  Haian Meiya Cogeneration Co. Ltd owns the 30 MW Haian Coal-Fired Co-generation Project located in Jiangsu, PRC.

  Sichuan Hexie Electric Power Ltd owns the 99 MW Hexie Peaker Plant, a gas fired combined cycle facility located in Sichuan, PRC.

  Jingyuan Second Power Co. Ltd. operates the 600 MW Jingyuan Phase II Facility, located in Gansu Province, PRC.

  Shanghai Meiya Jinqiao Energy Co. Ltd. operates for commercial use a 200 tons of steam per hour facility located in Shanghai, PRC.

  Mianyang Sanjiang Meiya Hydropower Co. Ltd owns the 45 MW Mianyang Hydropower Project, located in Sichuan, PRC.

  Nantong Entergy Heat & Power Co. Ltd. owns the 30 MW Nantong Coal-Fired Cogeneration Facility, located in Jiangsu province, PRC.

  SDIC Qujing Power Generation Co. Ltd owns the 600 MW Qujing I Power Plant, currently in operation and the 600 MW Qujing II Power Plant under construction, located in Yunnan, PRC.

  Shanghai Wei-Gang Energy Co., Ltd. owns the 50 MW Shanghai Wei-Gang Project, located in Shanghai, PRC.

  Tongzhou Meiya Cogeneration Co. Ltd. owns the 30 MW Tongzhou Coal-Fired Co-generation Project located in Jiangsu, PRC.

  Hubei Xisaishan Power Generation Co. Ltd. owns the 660 MW Xisaishan Power Plant, currently under development and 50% of a 200 MW existing coal-fired power station, located in Hubei, PRC.

  Guangxi Zuojiang Meiya Hydropower Co. Ltd. owns the 72 MW Zuojiang Hydropower Project, located in Guangxi, PRC.

Taiwan

  Kuo Kuang Power Company Limited owns the 486 MW Kuo Kuang Power Project, located in Tao Yuan County, Taiwan.

South Korea

  Meiya Yulchon Generation Co. Ltd owns the 635 MW Yulchon Power Project, a gas fired combined cycle facility currently under construction located in the Cholla province, South Korea.

D.    Costa Rica

Hydroeléctrica Río Lajas S.A. owns a 10.5 MW hydroelectric power plant in Costa Rica.

E.    Panama

Empresa de Generación Eléctrica Fortuna S.A. owns a 300 MW hydroelectric power plant in Panama.

F.    Peru

Consorcio TransMantaro S.A. owns and operates a 300 MW electric transmission line linking the northern and southern electricity systems of Peru. The line is approximately 600 km long.

Item 2.    Identify any debt or other financial obligation of the foreign utility company for which there is recourse directly or indirectly to the reporting public-utility company or, if the reporting company is an exempt holding company, to any system company. Identify separately any direct or indirect guarantee of a security of a foreign utility company by any system company.

No debt or financial obligation of HQI or its direct or indirect subsidiaries is with recourse, directly or indirectly, to Vermont Gas. Vermont Gas has not directly or indirectly guaranteed any securities of HQI or its direct or indirect subsidiaries.

Item 3.    Identify any service, sales or construction contract(s) between a foreign utility company and the reporting public-utility company or, if the reporting company is an exempt holding company, any system company. Describe the services to be rendered or goods sold, and the fees or revenues under such contracts.

There are no service, sales or construction contracts between Vermont Gas and HQI or its direct or indirect subsidiaries.

EXHIBIT A

An organizational chart showing the relationship of each foreign utility company to the reporting public-utility company or, in the event that the reporting company is an exempt holding company, to system public-utility companies.

— HYDRO-QUÉBEC

        — Noverco inc. (41.22%)
                — Gaz Métropolitain, inc. (100%)
                        — Gaz Métropolitain and Company, Limited Partnership (77.4%)
                                — Northern New England Gas Corporation (100%)
                                        —  Vermont Gas Systems, Inc. (100%)

        — Hydro-Québec International inc. (100%)

SIGNATURE

The undersigned company has duly caused this annual report to be signed on behalf of Vermont Gas Systems, Inc., by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

HYDRO-QUÉBEC
	By:	/s/ PAUL ROBILLARD Paul Robillard, Corporate Treasurer
Date: January 8, 2004